

June 9, 2010

Room 4631

Robert K. Moskovitz
Chief Financial Officer
LEAF Equipment Leasing Income Fund III, LP
110 South Poplar Street, Suite 101
Wilmington, DE 19801

> **Re: LEAF Equipment Leasing Income Fund III, LP**
> **Form 10-Q for Quarters Ended June 30, 2008 and September 30, 2008**
> **File No. 000-53174**

Dear Mr. Moskovitz:

        We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the Quarter Ended June 30, 2008

Note 3 – Acquisition, page 11

1. According to disclosure in Resource America, Inc.'s Form 10-K/A for the year ended September 30, 2007, they acquired $412.5 million of equipment leases from the FDIC. Subsequently $311.0 million of NetBank leases and loans were transferred to Fund III together with $301.0 million of related debt. We note in Fund III's Form 10-Q for the quarter ended June 30, 2008, that you recorded $325.7 million of direct financing leases, which was subject to purchase accounting and therefore recorded at fair value. Please reconcile and provide a

narrative explanation of the difference between the $412.5 million acquired in late 2007 from FDIC to the $311.0 million sold just a few months later to Fund III, specifically addressing whether or not there was a fair value adjustment or a write down subsequent to the purchase of NetBank by LEAF Financial.

Form 10-Q for the quarter ended September 30, 2008

Note 5 – Investment in Leases and Notes, page 12

2. We note your total assets decreased from $893.3 million at June 30, 2008, to $778.0 million at September 30, 2008, which was a result of a decrease in investments in direct financing leases and notes from $794.6 million at June 30, 2008, to $715.0 million at September 30, 2008. We further note you sold leases and notes to third parties during the third quarter 2008 and agreed to repurchase delinquent leases per the sales agreement. Please tell us why your direct financing investments decreased so significantly during the third quarter 2008. To the extent the decrease is a result of the sale of the leases as disclosed on page 13, please tell us the value of the leases sold and how the sale generated net gains. Please provide a rollforward of these investment balances between June 30, 2008 and September 30, 2008, providing a detailed narrative of the significant changes in the accounts.

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief